Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 333-170754

Overview of the Announced NU/NSTAR Merger December 6, 2010

Safe Harbor
Information Concerning Forward-Looking Statements
In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities
Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and
Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities' plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts.
Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied;
the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration
Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger.
Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither
NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

3 Agenda Rationale and Benefits of Merger Overview of NSTAR Impacts on CL&P and Yankee Gas

A Compelling Combination – Creates Largest Utility
Company in New England
Significant transmission investment
opportunities combined with balance sheet
strength provides for substantial growth
potential
Larger, more diverse and better positioned
to support economic growth and
renewables in New England
Accretive to earnings in Year 1 and
provides enhanced total shareholder return
proposition
Enhances service quality capabilities to the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
ME
NY
VT
NH
M A
RI
Combined Service Territory

A New England Based Utility Holding Company
Supporting the Regional Economy
Combined Statistics
2009 Revenue ($bn) $8.5
Regulated Utilities 6
Regulated States 3
Electric Customers 3,000,000
Gas Customers 500,000
Electric Transmission (Miles) 4,500
Electric Distribution (Miles) 72,000
Gas Distribution (Miles) 6,300
Generation (MW) 1,200
Total Rate Base ($bn) $10.8
Employees 9,300
$10.8
$9.5
$8.0
$7.0 $6.9
$6.8 $6.6
$5.4 $5.2
$4.1 $4.1
$31.6
SO XEL Pro
Forma
NU
DTE WEC AEE CNP CEG NU SCG TEG NST
#16
#21
#1
#29
3.1
3.0
2.7
2.4 2.4
2.1 2.1 2.1
1.9
1.8
1.1 1.1
0.7
5.4
EXC PGN Pro
Forma
NU
ETR AEE D CNP DTE PEG NU POM PNW NST SCG
#13
#19
#1
#26
___________________________
Source: FactSet, company filings.
1.  US utility rankings as of 10/15/10, based on companies in the S&P 500 Utilities Index excluding IPPs and Gas LDCs.
Ranking by Market Capitalization ($ in billions)
Ranking by Electric Customers (in millions)
(1)
(1)

Specific Benefits to NU
A projected ~ 20% dividend increase
Cash flow increase to eliminate equity issuance for foreseeable future
Likely credit upgrades and reduction in debt issuance leading to lower long-term, short-term interest costs
Increased market liquidity
Enhanced opportunities to reduce costs over time
Ability to achieve higher earnings growth rate

Enhanced Credit Quality
Strong balance sheet and cash flows position NU to fund rate base growth program principally through internally generated funds
Combined company and operating subsidiaries will have an
enhanced credit profile
Highest quality business profile
Highly diversified earnings and cash flow
100% stock transaction – no new debt issued for merger
No long-term debt triggers

Benefits to NSTAR
Enhanced earnings and dividend growth outlook
Ability to apply strong balance sheet and cash flow to attractive transmission investment opportunities
Larger utility footprint provides access to projects and opportunities not available today
More diverse and better balanced earnings profile
Compelling total return opportunity

Key Merger Terms
Timing / Approvals:
Expected to close within 9 – 12 months
Shareholders, federal, and state
Headquarters:
Dual – Hartford and Boston
Company Name:
Northeast Utilities
Consideration:
100% NU shares
Exchange Ratio:
1.312 shares of NU per NSTAR share
Pro Forma Ownership:
56% NU shareholders
44% NSTAR shareholders
Pro Forma Dividend: Following close, dividend increase for NU shareholders to NSTAR level
Dividend parity for NSTAR shareholders
Governance:
Chuck Shivery to be non-executive Chairman
Tom May to be President and CEO
14 Board members
7 nominated by Northeast Utilities including Chuck Shivery
7 nominated by NSTAR including Tom May
Balanced Terms and Governance

Post Merger High Level Company Organization Chart
Northeast Utilities
Connecticut Light
& Power
Yankee Energy
Systems, Inc.
(Holding Company)
NU Enterprises, Inc
Public Service
Company of New
Hampshire
Western
Massachusetts
Electric Company
NSTAR LLC
(Holding Company)
NSTAR Companies
(NSTAR Electric,
NSTAR Gas, etc.)
Other NU Companies
(NUSCO, Rocky
River Realty, etc.)
Yankee Gas
Services Company

Executive Management Organization
Tom May
President & Chief
Executive Officer
Greg Butler
General Counsel
David McHale
Chief Administrative
Officer
Lee Olivier
Chief Operating
Officer
Christine Carmody
Human Resources
Jim Judge
Chief Financial Officer
Joe Nolan
Corporate Relations
Chuck Shivery
Non-Executive
Chairman

Building A Larger, More Diverse and Better Positioned
Regulated Utility Business
FERC
31%
CT
26%
NH
11%
MA
32%
Rate Base By State / Federal
Electric
Generation
4%
Electric
Distribution
54%
Gas
Distribution
11%
Electric
Transmission
31%
Rate Base By Business
Combined 2009 Rate Base: $10.8 billion

Southwest Connecticut Reliability:
Projects Complete
1
Connecticut Borders (MA, RI):
NEEWS Projects Under Way
3
5
Excellent Transmission Opportunities into Largest
New England Load Centers
Hydro-Québec-
HVDC
4
HVDC Line between Québec and New
Hampshire
Potential Wind Sites
Southeastern Massachusetts (MA):
Cape Cod Line
2
Load Center Populations (1)
Greater Boston: 4,600,000
Hartford: 1,200,000
Fairfield County: 900,000
1.
.Source: IHS Global Insight Winter 2009 – 2010, US Markets: State Economies, U.S. Census Bureau 2009 estimates.

Renewables & Clean Energy (ME/NH/VT):
Projects in Development/
High Wind potential areas

Regulatory Timeline
Oct 2010
Closing Expected in 9 – 12 months
Q4 2010 Q1 2011 Q2 2011 Q3 2011
Merger Announced
Commence
Regulatory Filings
File Joint Proxy
Statement/Prospectus
Regulatory Processes
FERC, SEC, NRC, DOJ,
MDPU, FCC, Maine PUC
Northeast Utilities and
NSTAR Shareholder
Meetings
Develop Transition Implementation Plans
Receive Regulatory
Approvals
Close Merger

Customer Service
Good Regulatory Relations
Financial Success

NSTAR – A Track Record of Strong Performance
• High levels of customer service and
reliability
• Constructive regulatory outcomes
• Solid, consistent financial results
• Strong credit profile and positive cash flow

NSTAR – Key Facts and Figures
NSTAR is the largest Massachusetts-based
investor-owned electric and gas utility
NSTAR transmits and delivers electricity and
gas to 1.1 million electric customers in 81
communities and approximately 300,000 gas
customers in 51 communities
Residential customers comprise 87% of the
total electric customers and 90% of the total
gas customers
For the nine months ended September 30,
2010, NSTAR derived 86% of its operating
revenues from electric operations and 14%
from gas operations
NSTAR employs more than 3,000 people
Service Territory
MA
NSTAR Electric Service Area
NSTAR Gas Service Area

NSTAR Electric
Provides distribution and transmission electricity service to 1.1 million customers over an area of 1,702 square miles
Approximately 35,000 miles of distribution lines with 37% being under ground, and 951 miles of transmission lines
Created January 1, 2007 through the merger of Commonwealth Electric
Company, Cambridge Electric Light Company, and Boston Edison
Company
Currently operating under a 2007 – 2012 distribution rate settlement that establishes annual inflation-adjusted distribution rates that are generally offset by an equal reduction in transition rates (stranded cost charges)
Distribution rate base at 12/31/09 of $2.5 billion
Transmission rates set by the FERC as part of ISO-NE regional system
(similar to NU)

NSTAR Gas
Distributes natural gas to approximately 300,000 customers over an area of 1,067 square miles
Like Yankee Gas, the sales and transportation of gas are divided into two categories – firm and interruptible
Supply portfolio consists of natural gas supply contracts, transportation contracts on interstate pipelines, market area storage and peaking services
A portion of the gas supply storage is provided by Hopkinton, a wholly-
owned subsidiary of NSTAR, with facilities consisting of LNG liquefaction and vaporization, and above-ground storage tanks
Last rate proceeding was a settlement in 2005
Commercial, industrial, and residential customers can choose their supplier of natural gas
Rate base at 12/31/09 of $500 million

A Long History of Negotiated, Multi-Year Distribution
Rate Agreements
• 25 years of rate agreements – last litigated rate increase in 1986
• Fully reconciling pension & post-retirement mechanism and
recovery of energy supply
• Current electric seven year rate plan through December 31, 2012
•
10.5% ROE with +/- 2% neutral zone
• Plan to pursue a new rate agreement effective in 2013

History of Disciplined Cost Control
$453
2005
$431
2006 2007
Operations & Maintenance Expense
$447
$ IN MILLIONS
2008
$454
2009
$431
• Productivity & automation
• Performance driven
culture
• Engaged workforce and
constructive union
relations
• Continuous improvement
philosophy
Key Drivers

Highest Credit Rating in the Industry
NSTAR A+
FPL Group, Inc. A
Southern Company A
Consolidated Edison, Inc. A-
Dominion Resources, Inc. A-
DPL Inc. A-
Duke Energy Corporation A-
Energy East Corporation A-
KeySpan Corp. A-
Niagara Mohawk Power Corporation A-
Vectren Corporation A-
ALLETE, Inc. BBB+
Alliant Energy Corporation BBB+
Integrys Energy Group, Inc. BBB+
Kentucky Utilities Company BBB+
Louisville Gas and Electric Company BBB+
MDU Resources Group, Inc. BBB+
MidAmerican Energy Holdings Company BBB+
OGE Energy Corp. BBB+
PG&E Corporation BBB+
Portland General Electric Company BBB+
Progress Energy, Inc. BBB+
SCANA Corporation BBB+
Sempra Energy BBB+
Wisconsin Energy Corporation BBB+
Xcel Energy Inc. BBB+
American Electric Power Company, Inc. BBB
CenterPoint Energy, Inc. BBB
Cleco Corporation BBB
El Paso Electric Company BBB
Energy Corporation BBB
Exelon Corporation BBB
FirstEnergy Corp. BBB
Great Plains Energy Inc. BBB
Green Mountain Power Corporation BBB
Hawaiian Electric Industries, Inc. BBB
IDACORP, Inc. BBB
Northeast Utilities BBB
North Western Corporation BBB
Pepco Holdings, Inc. BBB
PPL Corporation BBB
Public Service Enterprise Group Inc. BBB
TECO Energy, Inc. BBB
UIL Holdings Corporation BBB
Allegheny Energy, Inc. BBB-
Ameren Corporation BBB-
Avista Corporation BBB-
Black Hills Corporation BBB-
CMS Energy Corporation BBB-
Constellation Energy Group, Inc. BBB-
Duquesne Light Company BBB-
Edison International BBB-
Empire District Electric Company BBB-
IPALCO Enterprises, Inc. BBB-
NiSource Inc. BBB-
Otter Tail Corporation BBB-
Pinnacle West Capital Corporation BBB-
Westar Energy, Inc. Puget Energy, Inc. BBB-
Puget Energy, Inc. BB+
NV Energy, Inc. BB
PNM Resources, Inc. BB-
Energy Future Holdings Corp. B-
#1 NSTAR A+
*As published by EEI

Earnings and Dividend Growth
$2.22
$1.93
$2.07
2006 2007
2008
2009
$2.37
$2.45 -
$2.60
2010
Guidance
$1.21
$1.30
$1.40
2006 2007
$1.50
2008
2009
2010
$1.60
Earnings Growth of 7% Outperforms
Industry…19 Consecutive Years of
Operating Earnings Growth
Consistent, Above Average Dividend
Growth…12 Consecutive Years of
Increase

Impact on CL&P and Yankee Gas
No changes to the tariff rates or services of CL&P or Yankee Gas (or other NU affiliates) are planned or contemplated as a condition of the merger
There is no consolidation of NSTAR Electric, NSTAR Gas, CL&P, and/or Yankee Gas (or other NU affiliates) that would result from the merger
The merger will not result in a change of control of CL&P or Yankee
Gas (or other NU affiliates) and they will continue to be first-tier subsidiaries of NU
The merger will strengthen the financial integrity and investment capability of NU; a corollary effect will be the enhancement of CL&P’s and Yankee Gas’ capability to maintain reliable and cost-effective delivery systems
Over time, the integration of NSTAR and NU is anticipated to produce net savings in costs that will be passed on to customers through reduced costs of service

Creates New England’s premier energy provider
More diverse, stable and higher earnings growth profile than could be achieved standalone
Highly experienced management teams with proven track records of success
Combined company will have one of the most attractive total
return profiles in the industry
Summary

25 Appendix

NSTAR Electric
Comparison of typical bills*
Boston Cambridge Commonwealth
CL&P Edison Electric Electric
Generation $82.88 $59.85 $59.85 $59.85
Transmission $13.39 $11.15 $13.70 $11.80
Delivery $38.34 $48.10 $42.26 $48.96
Other $7.98 $5.14 -$3.07 $11.90
TOTAL BILL $142.59 $124.24 $112.74 $132.51
Non-Generation $59.71 $64.39 $52.89 $72.66
Residential (Based on 750 kWh per Month)
Boston Cambridge Commonwealth
CL&P Edison Electric Electric
Generation $1,172 $853 $853 $798
Transmission $182 $372 $204 $160
Delivery $464 $865 $436 $419
Other $142 $69 $1 $159
TOTAL BILL $1,960 $2,159 $1,494 $1,536
Non-Generation $788 $1,306 $641 $738
Commercial (Based on 10,000 kWh per Month & 40 kW (33% Load Factor))
*As published by EEI – Typical Bills, Summer 2010

NSTAR Electric
Comparison of typical bills*
Boston Cambridge Commonwealth
CL&P Edison Electric Electric
Generation $25,582 $28,424 $28,424 $28,236
Transmission $5,368 $6,220 $4,987 $6,316
Delivery $7,404 $17,829 $7,285 $8,975
Other $4,208 $3,262 -$611 $6,810
TOTAL BILL $42,562 $55,735 $40,085 $50,337
Non-Generation $16,980 $27,311 $11,661 $22,101
Industrial (Based on 400,000 kWh per Month & 1,000 kW (54% Load Factor))
*As published by EEI – Typical Bills, Summer 2010

* * *

Information Concerning Forward Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, on November 22, 2010 Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a preliminary joint proxy statement of Northeast Utilities and NSTAR and that also constitutes a preliminary prospectus of Northeast Utilities. These materials are not yet final and may be amended. Northeast Utilities and NSTAR will mail the final joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants In The Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 in the preliminary joint proxy statement/prospectus. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.